                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July, 2005

                        Commission File Number: 000-11743

                                  WACOAL CORP.
                 (Translation of Registrant's Name into English)

                      29, Nakajima-cho, Kisshoin, Minami-ku
                                  Kyoto, Japan
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes [ ] No [X]

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                                  WACOAL CORP.
                                    Form 6-K

                                TABLE OF CONTENTS

                                                                                    Page
                                                                                    ----
Consolidated Business Results for the First Quarter of the Year Ending               3
March 31, 2006

Signature                                                                            5

Exhibit Index                                                                        6

Exhibit 1  Consolidated Business Results for the First Quarter of the Year           7
           Ending March 31, 2006

     CONSOLIDATED BUSINESS RESULTS FOR THE FIRST QUARTER OF THE YEAR ENDING
                                 MARCH 31, 2006

      On July 28, 2005, we released our consolidated business results for the first quarter of the year ending March 31, 2006. Attached as Exhibit 1 hereto is an English translation of the release.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

      The attached financial statements, and accompanying information, contain forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our company, our industry and other relevant factors. The forward-looking statements are subject to various risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. The forward-looking statements discuss future expectations, identify strategies, contain projections of results of operations or of financial condition, or state other "forward-looking" information. Forward-looking statements are contained in the sections entitled "3. Forecast of Business Results (Consolidated) for the Year Ending March 31, 2006", and elsewhere in the attached financial statements and accompanying information.

      Known and unknown risks, uncertainties and other factors could cause our actual results, performance or achievements to differ materially from those expressed or implied by any forward-looking statement contained in the attached financial statements and accompanying information. Among the factors that you should bear in mind as you consider any forward-looking statement are the following:

      - The impact of weak consumer spending in Japan and our other markets on our sales and profitability;

      - The impact on our business of anticipated continued weakness of department stores and other general retailers in Japan;

      - Our ability to successfully develop, manufacture and market products in Japan and our other markets that meet the changing tastes and needs of consumers;

      - Our ability to reduce costs by consolidating our activities in Japan, increasing our product sourcing and manufacturing in lower-cost countries such as China and Vietnam, and other efforts to reduce costs;

      - Our ability to successfully expand our network of our own specialty retail stores and achieve profitable operations at these stores;

      - Our ability to further develop our catalog and Internet sales capabilities;

      - The highly competitive nature of our business and the strength of our competitors;

      -     Effects of seasonality on our business and performance;

      - Risks related to conducting our business internationally, including political and economic instability, unexpected legal or regulatory changes, trade protection measures and import or export licensing requirements, changes in tax laws, fluctuations in currency exchange rates, difficulties managing widespread operations, differing protection of intellectual property, difficulties in collecting accounts receivable and public health crises;

      - The impact of weakness in the Japanese equity markets on our holdings of Japanese equity securities;

      - Unexpected increases in our funding obligations with respect to our employee benefit plans due to adverse conditions in the equity or debt markets or other factors; and

      - Acquisitions, divestitures, restructurings, product withdrawals or other extraordinary events affecting our business.

      The information contained in the section entitled "Item 3--Key Information--Risk Factors" of our Annual Report on Form 20-F for the fiscal year ended March 31, 2005 also identifies factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied in any forward-looking statement contained in the attached financial statements and accompanying information. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the foregoing list or the information provided elsewhere in our annual report to be a complete set of all such factors.

      We undertake no obligation to update any forward-looking statements contained in the attached financial statements and accompanying information, whether as a result of new information, future events or otherwise.

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  WACOAL CORP.
                                  (Registrant)

                                  By:  /s/ Ikuo Otani
                                      -------------------------------------
                                      Ikuo Otani
                                      Corporate Officer
                                      Director of Finance, Corporate Planning

Date: July 29, 2005

                                  EXHIBIT INDEX

                                                                                         Page
                                                                                         ----
Exhibit 1 Consolidated Business Results for the First Quarter of the Year Ending           7
          March 31, 2006

                                    EXHIBIT 1

     CONSOLIDATED BUSINESS RESULTS FOR THE FIRST QUARTER OF THE YEAR ENDING
                                 MARCH 31, 2006

     CONSOLIDATED BUSINESS RESULTS FOR THE FIRST QUARTER OF THE YEAR ENDING
                                 MARCH 31, 2006
                           U.S. ACCOUNTING STANDARDS

                                                                   July 28, 2005

Listed Company:  Wacoal Corp.                     Stock Exchanges:  Tokyo, Osaka
Code Number:  3591                          Location of Principal Office:  Kyoto
      ( URL:  http://www.wacoal.co.jp/ )
Representative: Position:  President and Representative Director
                Name:  Yoshikata Tsukamoto
For Inquiries:  Position:  Corporate Officer and Director of Finance, Corporate
                Planning
                Name:  Ikuo Otani Tel:  (075) 682-1010

1. Matters concerning preparation of the consolidated quarterly financial results

(1)   Application of simplified accounting methods: None

(2) Changes in accounting methods from those used in the most recent fiscal year (consolidated): None

(3)   Changes in consolidation criteria or equity-method application: None

2.    First Quarter of the Year Ending March 31, 2006: Consolidated Business
      Results

(1)   Consolidated Business Results

                                                          (Note) Amounts less than 1 million yen have been rounded.
                                                        -----------------------------------------------------------------
                                       Sales             Operating Income       Pre-tax Net Income          Net Income
                                -------------------     ------------------      ------------------      -----------------
                                Million Yen      %      Million Yen     %       Million Yen     %       Million Yen    %
Three months ended               39,935        (3.3)      3,187       (9.2)       3,389       (9.5)        2,384      3.3
June 30, 2005
Three months ended               41,316        (1.0)      3,508        4.6        3,745        7.2         2,307      5.2
June 30, 2004
                                -------------------     ------------------      ------------------      -----------------
(Reference) Year Ended          160,968                  11,766                  12,079                    6,790
March 31, 2005
                                -------------------     ------------------      ------------------      -----------------

                                Net Income Per Share                  Diluted Net Earnings Per Share
                                --------------------                  ------------------------------
                                        Yen                                        Yen
Three months ended
June 30, 2005                          16.56                                        -
Three months ended
June 30, 2004                          16.03                                        -
                                ------------                          ---------------
(Reference) Year Ended
March 31, 2005                         47.17                                        -
                                ------------                          ---------------

-----------
(Note) Percentages indicated under sales, operating income, etc. represent the increase/decrease compared to the first quarter of the year ended March 31, 2004.

Qualitative Information Regarding the Consolidated Business Results

      For the first quarter of the current fiscal year, our core Wacoal brand products, such as PARFAGE which is sold only in department stores, and our high value-added brand products, such as La Vie Aisee and Gra-P targeting mature women, showed steady performance. Our summer campaign product, Decollete make Bra, made a strong start, and although sales began to lose momentum in the middle of the quarter, we still managed to achieve our initial seasonal sales plan overall. Because we implemented a temporary recall of all of our 3-D NAMI NAMI summer campaign product in distribution when some of the products were found to be defective (please see below for details), the sales of our summer campaign were far below expectations. The sales of our other core volume products also showed poor performance, and as a result, overall sales of the Wacoal brand business department fell below the results of the previous year.

      In our Wing brand business department, despite steady results from our high value-added brand products Lesiage, Le Souffle and Pulili targeting teens and juniors, overall sales fell below the results of the previous year because of a decline in the sales of brassieres, mainly due to a slump in sales of our summer campaign product Natural Fit Bra. We believe the reduction of sales discounts, which had been a key mobilizing force for the major chain store customers, also had a negative impact on the sales results for both brands in the chain store channel.

      The retail store business department, in charge of developing our SPA business, is continuing to produce steady results, while overall sales from our mail-order business, mainly the catalogue sales business, fell below expectations due to a slump in sales from our core catalogue LOVE BODY, although sales from our other catalogues such as Sachet, targeting relatively young customers, our innerwear catalogue wannabe, and our SPA brand catalog Une Nana Cool, as well as Internet sales, continue to produce steady results.

      In general, our overseas business showed favorable results in Europe (excluding France, which is experiencing a severe downturn in consumption due to an overall economic slowdown), the United States and Asia.

      Based on the above, consolidated business results for the first quarter of the current fiscal year were as follows: sales of 39,935 million yen (a decrease of 3.3% from the same period of the previous year); operating income of 3,187 million yen (a decrease of 9.2% from the same period of the previous year due to slow sales and a decrease of gross profit, although we have attempted to reduce costs and expenses); pre-tax net profit of 3,389 million yen (a decrease of 9.5% from the same period of the previous year); and net profit of 2,384 million yen (an increase of 3.3% from the same period of the previous year).

      The pre-tax net income for the first quarter of this fiscal year was 3,389 million yen, a decrease of 9.5% from the same period of the previous year, while net income was 2,384 million yen, an increase of 3.3% from the same period of the previous year.

REGARDING THE RECALL OF WACOAL BRAND SUMMER CAMPAIGN PRODUCT "3-D NAMI NAMI"

      3-D Nami Nami is our new product using newly developed technology called the hot gluing process. However, the adhesive strength for some of the products was below standard. Therefore, we have recalled all products in distribution and repaired the defects. We have also notified our customers who purchase the product of the recall and product exchange through a company announcement published in national newspapers, on our website and at shops. Furthermore, we have established an internal countermeasures headquarters (with our President acting as chief) and a customer help center. We have also established a "Nami Nami Management Process Clarification Committee" in order to clarify the facts in each process which lead to the occurrence of this defect and to formulate measures for improving the management process. The company is also working together to implement appropriate measures to prevent the occurrence of any defective products in the future and a system which prevent defective products from being delivered to our customers."

(2)   Consolidated Financial Condition

                       Total Assets       Total Shareholders'      Total Shareholders' Equity    Shareholders' Equity Per
                                                 Equity                      Ratio                         Share
                       ------------       -------------------      --------------------------    ------------------------
                        Million Yen           Million Yen                       %                            Yen
June 30, 2005             224,749               175,971                       78.3                        1,222.51
June 30, 2004             226,733               171,657                       75.7                        1,192.39
                       ----------         -------------            ---------------               -----------------
March 31, 2005            226,196               175,746                       77.7                        1,220.93
                       ----------         -------------            ---------------               -----------------

      Consolidated Cash Flow Status

                           Cash Flow from (used   Cash Flow provided     Cash Flow provided by     Balance of Cash and Cash
                                    in)              by Investing                (used              Equivalents at End of
                           Operating Activities       Activities       in) Financing Activities             Period
                           --------------------   ------------------   ------------------------    ------------------------
                                Million Yen           Million Yen             Million Yen                Million Yen
Three months ended
June 30, 2005                      1,008                 2,407                  (2,825)                    24,839
Three months ended
June 30, 2004                         (8)                2,458                     804                     30,672
                           -------------          ------------         ---------------             --------------
(Reference) Year Ended
March 31, 2005                     2,045                (5,528)                    296                     24,195
                           -------------          ------------         ---------------             --------------

Qualitative Information regarding Consolidated Financial Condition

Cash Flow Status

      Cash and cash equivalents as of the end of the first quarter of this fiscal year were 24,839 million yen, an increase of 644 million yen from the end of the previous consolidated fiscal year.

Cash Flow from Operating Activities

      Although our quarterly net income was 2,384 million yen, the cash flow provided by operating activities was 1,008 million yen because of the expenditure of 1,896 million yen, mainly due to a decrease in payables.

Cash Flow Provided by Investing Activities

      Cash flow provided by investing activities was 2,407 million yen. While this figure increased due to proceeds from sales and the redemption of marketable securities of 11,950 million yen, it decreased due to expenditures for the acquisition of marketable securities (6,327 million yen), the acquisition of tangible fixed assets (1,152 million yen) and the acquisition of investments (2,103 million yen), etc.

Cash Flow Provided by Financing Activities

      Cash flow used by financing activities was 2,825 million yen due to the payment of cash dividends of 2,878 million yen.

3.    Forecast of Business Results (Consolidated) for the Year Ending March 31,
      2006

                              Sales               Operating Income        Pre-tax Net Income            Net Income
                           -----------            ----------------        ------------------           -----------
                           Million Yen              Million Yen               Million Yen              Million Yen
Six months ending
September 30, 2005           84,500                     6,000                    6,000                     3,800
                           --------               -----------             ------------                 ---------
Year ending March
31, 2006                    164,000                     8,400                    8,500                     5,600
                           --------               -----------             ------------                 ---------

(Reference) Expected net income per share (Year ending March 31, 2006) - 38.90 yen

Qualitative Information regarding Forecast of Consolidated Business Results

      At present, we have not amended our forecast of business results released on May 10, 2005 (six months ending September 30, 2005 and year ending March 31,
2006).

      Sales of our Wacoal brand and our Wing Brand campaign products Hip Walker and Style Up Pants made a good start in the second quarter of this fiscal year, and we expect that the sales figures for both products will exceed the initial sales expectations. On the other hand, regarding profitability, we continue to aim to achieve our initial projections by improving our cost to sales ratio and containing expenses.

* The foregoing estimates are made based on information available as of the date this data was released, and due to various factors arising in the future, actual results may differ from our estimates.

                   I-1. Summary of Consolidated Balance Sheets

                                               Current First Quarter     Previous Year                        Previous First Quarter
     Accounts                                  As of June 30, 2005    As of March 31,2005   Increase/Decrease   As of June 30, 2004
     --------                                  -------------------    -------------------   ----------------- ----------------------
     (Assets)                                      Million Yen            Million Yen           Million Yen        Million Yen
I. Current assets:

    Cash and bank deposits                           10,447                  7,173               3,274               10,345
    Time deposits and certificate of deposit         14,392                 17,022              (2,630)              20,327
    Marketable securities                            37,899                 43,396              (5,497)              40,061
    Receivables:
        Notes receivable                              1,258                    677                 581                2,168
        Accounts receivable - trade                  20,793                 20,879                 (86)              19,383
                                                    -------                -------              ------              -------
                                                     22,051                 21,556                 495               21,551
        Allowance for returns and
          doubtful receivables                       (2,790)                (2,214)               (576)              (2,817)
                                                    -------                -------              ------              -------
                                                     19,261                 19,342                 (81)              18,734
    Inventories                                      27,451                 26,785                 666               26,206
    Other current assets                              6,861                  6,582                 279                7,800
                                                    -------                -------              ------              -------
               Total current assets                 116,311                120,300              (3,989)             123,473

II. Tangible fixed assets:

    Land                                             21,396                 21,382                  14               19,951
    Buildings and structures                         56,892                 56,719                 173               56,037
    Machinery and equipment                          13,274                 12,918                 356               12,471
    Construction in progress                            628                    634                  (6)                 600
                                                    -------                -------              ------              -------
                                                     92,190                 91,653                 537               89,059
    Accumulated depreciation                        (40,390)               (39,827)               (563)             (39,223)
                                                    -------                -------              ------              -------
               Net tangible fixed assets             51,800                 51,826                 (26)              49,836

III. Other assets:

    Investments in affiliated companies              14,387                 13,543                 844               12,722
    Investments                                      33,112                 31,479               1,633               31,580
    Lease deposits and others                         9,139                  9,048                  91                9,122
                                                    -------                -------              ------              -------
               Total other assets                    56,638                 54,070               2,568               53,424
                                                    -------                -------              ------              -------
                           Total Assets             224,749                226,196              (1,447)             226,733
                                                    -------                -------              ------              -------

(Note) Increase/decrease indicates the difference between the first quarter of the year ending March 31, 2006 and the previous year ended March 31, 2005.

                                                                                                               Previous First
                                              Current First Quarter      Previous Year                            Quarter
            Accounts                           As of June 30, 2005   As of March 31, 2005 Increase/Decrease  As of June 30, 2004
            --------                          ---------------------  -------------------- -----------------  -------------------
   (Liabilities, minority interests and           Million Yen             Million Yen        Million Yen         Million Yen
         shareholders' equity)
I.  Current liabilities:
    Short-term bank loans                             6,841                  6,752                  89                6,940

    Payables:
        Notes payable                                 4,146                  2,657               1,489                3,747
        Accounts payable - trade                      8,473                 10,299              (1,826)               8,076
                                                    -------                -------              ------              -------
                                                     12,619                 12,956                (337)              11,823

    Accounts payable                                  4,266                  6,384              (2,118)               4,593
    Accrued payroll and bonuses                       5,002                  6,580              (1,578)               5,248
    Accrued corporate taxes, etc.                     1,501                    370               1,131                1,906
    Long-term debt to be repaid within 1 year            60                     60                   -                  317
    Other current liabilities                         3,280                  1,868               1,412                3,203
                                                    -------                -------              ------              -------
               Total current liabilities             33,569                 34,970              (1,401)              34,030

II. Long-term liabilities:
    Long-term debt                                       93                     99                  (6)                 152
    Customer deposits                                     -                      -                   -                  769
    Reserves for retirement benefits                  6,296                  7,083                (787)              13,681
    Long-term accrued accunts payable                   397                      -                 397                    -
    Other long-term liabilities                       6,252                  6,213                  39                4,657
                                                    -------                -------              ------              -------
               Total long-term liabilities           13,038                 13,395                (357)              19,259

III. Minority interests                               2,171                  2,085                  86                1,787

IV. Shareholders' equity:
    Common stock                                     13,260                 13,260                   -               13,260
    Additional paid-in capital                       25,242                 25,242                   -               25,242
    Retained earnings                               134,078                134,572                (494)             130,089

    Accumulated other comprehensive income
      (loss):
        Foreign currency exchange adjustment         (2,931)                (3,820)                889               (3,960)
        Unrealized gain/(loss) on securities          6,397                  6,565                (168)               7,287
        Additional minimum pension liability              -                      -                   -                 (207)
    Treasury stock                                      (75)                   (73)                 (2)                 (54)
                                                    -------                -------              ------              -------
               Total shareholders' equity           175,971                175,746                 225              171,657
                                                    -------                -------              ------              -------
    Total liabilities, minority interests and
         shareholders' equity                       224,749                226,196              (1,447)             226,733
                                                    -------                -------              ------              -------

(Note) Increase/decrease indicates the difference between the first quarter of the year ending March 31, 2006 and the previous year ended March 31, 2005.

                 I-2. Summary of Consolidated Income Statements

                                                  Current First Quarter   Previous First Quarter                  Previous Year
                 Accounts                          From April 1, 2005       From April 1, 2004     Increase/    From April 1, 2004
                 --------                           To June 30, 2005         To June 30, 2004      Decrease      To March 31, 2005
                                                 ----------------------   ----------------------  -----------  ---------------------
                                                 Million Yen      %       Million Yen      %      Million Yen  Million Yen      %
I. Sales                                           39,935       100.0       41,316       100.0     (1,381)      160,968       100.0

II. Operating expenses

    Cost of sales                                  19,014        47.6       19,730        47.7       (716)       84,041        52.2
    Selling, general and administrative expenses   17,734        44.4       18,078        43.8       (344)       72,261        44.9
                                                   ------       -----       ------        ----     ------       -------        ----
    Profit before return of substitutional
       portion of employee pension fund                 -                        -                      -        (7,100)       (4.4)
                                                   ------       -----       ------        ----     ------       -------        ----
    Total operating expenses                       36,748        92.0       37,808        91.5     (1,060)      149,202        92.7
                                                   ------       -----       ------        ----     ------       -------        ----
  Operating income                                  3,187         8.0        3,508         8.5       (321)       11,766         7.3


III. Other income and (expenses):

    Interest income                                   101         0.3           97         0.2          4           186         0.1
    Interest expense                                  (17)       (0.0)         (16)       (0.0)        (1)          (79)       (0.0)
    Dividend income                                   210         0.5          150         0.4         60           271         0.2
    Gain on sale and exchange of investment
       securities                                       -                        -                      -           571         0.3
    Valuation loss on investment in securities        (58)       (0.2)           -                    (58)         (618)       (0.4)
    Others (net)                                      (34)       (0.1)           6         0.0        (40)          (18)       (0.0)
                                                   ------       -----       ------        ----     ------       -------        ----
    Total other income (expenses), net                202         0.5          237         0.6        (35)          313         0.2
                                                   ------       -----       ------        ----     ------       -------        ----
Income before income taxes, equity in net           3,389         8.5        3,745         9.1       (356)       12,079         7.5
  income of affiliated companies and minority
  interests
                                                   ------       -----       ------        ----     ------       -------        ----
Income taxes                                        1,169         2.9        1,715         4.2       (546)        5,800         3.6
                                                   ------       -----       ------        ----     ------       -------        ----
Income before equity in net income of
  affiliated companies and minority interests       2,220         5.6        2,030         4.9        190         6,279         3.9
Equity in net income of affiliated companies          303         0.8          299         0.7          4           871         0.5
Minority interests                                   (139)       (0.4)         (22)       (0.0)      (117)         (360)       (0.2)
                                                   ------       -----       ------        ----     ------       -------        ----
Net income                                          2,384         6.0        2,307         5.6         77         6,790         4.2
                                                   ------------------       ------------------     ------       -------------------
Net income per share                                        16.56 yen                16.03 yen                            47.17 yen
                                                   ------------------       ------------------                  -------------------

(Note) 1. Increase/decrease indicates the difference between the first quarter of the year ending March 31, 2006 and the first quarter of the year ended March 31, 2005.

      2. Applying Statement of Financial Accounting Standards No. 130: Reporting Comprehensive Income, the increase/decrease of capital accounts other than capital transactions (comprehensive income) for (1) the first quarter of the year ending March 31, 2006, (2) the first quarter of the year ended March 31, 2005, and (3) the year ended March 31, 2005 was an increase of 3,105 million yen, 3,062 million yen, and 7,170 million yen, respectively.

                I-3. Summary of Consolidated Cash Flow Statements

                                                                    Current First Quarter Previous First Quarter   Previous Year
                                                                      From April 1, 2005     From April 1, 2004   From April 1, 2004
                     Accounts                                          To June 30, 2005       To June 30, 2004    To March 31, 2005
                     --------                                       --------------------- ---------------------- -------------------
                                                                        Million Yen           Million Yen           Million Yen
I.      Operating activities
  1.    Net income                                                         2,384                 2,307                  6,790
  2.    Adjustments of net income to cash flow from
           operating activities
   (1)  Depreciation and amortization                                        784                   837                  3,312
   (2)  Gain/loss on sale of fixed assets                                     29                    (8)                   133
   (3)  Profit before return of substitutional portion of
           employee pension fund                                               -                     -                 (7,100)
   (4)  Valuation loss on investment in securities                            58                     -                    618
   (5)  Gain (loss) on sale and exchange of investment securities              -                     -                   (571)
   (6)  Equity in net income of affiliated companies
           (after dividend income)                                          (170)                 (119)                  (448)
   (7)  Changes in assets and liabilities
        Decrease (increase) in receivables                                   142                (1,307)                (1,350)
        Decrease (increase) in inventories                                  (528)                 (215)                  (878)
        Increase (decrease) in payables                                   (1,896)                 (869)                 1,198
        Increase (decrease) in reserves for retirement benefits             (390)                  154                  1,193
        Increase (decrease) in accrued expenses and other current
          liabilities                                                        950                (2,459)                (2,655)
   (8)  Others                                                              (355)                1,671                  1,803
                                                                          ------                ------                -------
               Net cash flow from operating activities                     1,008                    (8)                 2,045

II.     Investing activities
  1.    Proceeds from sales and redemption of marketable securities       11,950                13,373                 51,990
  2.    Acquisition of marketable securities                              (6,327)               (9,207)               (51,111)
  3.    Proceeds from sales of fixed assets                                    -                    46                    340
  4.    Acquisition of tangible fixed assets                              (1,152)                 (811)                (5,418)
  5.    Proceeds from sale and redemption of investments                       1                     -                    926
  6.    Acquisition of investments in affiliated companies                     -                   (15)                   (16)
  7.    Acquisition of investments                                        (2,103)                 (903)                (2,985)
  8.    Increase (decrease) in other assets                                   38                   (25)                   746
                                                                          ------                ------                -------
               Net cash flow provided by (used in) investing
                 activities                                                2,407                 2,458                 (5,528)

III.    Financing activities
  1.    Net increase in short-term bank loans                                 63                 2,993                  2,813
  2.    Proceeds from long term debt                                           -                    32                     45
  3.    Repayment of long-term debt                                           (8)                  (58)                  (380)
  4.    Purchase of treasury stock                                            (2)                   (4)                   (23)
  5.    Dividends paid in cash                                            (2,878)               (2,159)                (2,159)
                                                                          ------                ------                -------
               Net cash flow provided by (used in) financing
                  activities                                              (2,825)                  804                    296
                                                                          ------                ------                -------
IV.     Effect of exchange rate on cash and cash equivalents                  54                   (25)                   (61)
                                                                          ------                ------                -------
V.      Increase (decrease) in cash and cash equivalents                     644                 3,229                 (3,248)

VI.     Initial balance of cash and cash equivalents                      24,195                27,443                 27,443
                                                                          ------                ------                -------
VII.    Period end balance of cash and cash equivalents                   24,839                30,672                 24,195
                                                                          ------                ------                -------

Additional Information

Cash paid for:
  Interest                        16           18       85
  Income taxes, etc.             293        2,752    5,395

                             II. Segment Information

(1)   Segment Information by Type of Business

Three months ended June 30, 2005

                                                                                            (Unit: Million Yen)
                                                                                     -------------------------------
                                        Textile goods and                            Elimination or
                                        related products      Others      Total        corporate        Consolidated
                                        -----------------     ------      ------     --------------     ------------
Sales
  (1)  Sales to outside customers              37,125          2,810      39,935              -            39,935
  (2)  Internal sales among segments                -          1,071       1,071         (1,071)                -
                    Total                      37,125          3,881      41,006         (1,071)           39,935
           Total operating expenses            33,418          3,967      37,385           (637)           36,748
           Operating income (loss)              3,707            (86)      3,621           (434)            3,187

Three months ended June 30, 2004

                                                                                            (Unit: Million Yen)
                                                                                     -------------------------------
                                        Textile goods and                            Elimination or
                                        related products      Others       Total        corporate       Consolidated
                                        -----------------     ------      ------     --------------     ------------
Sales
  (1)  Sales to outside customers             38,473           2,843       41,316            -                41,316
  (2)  Internal sales among segments               -             973          973         (973)                    -
                    Total                     38,473           3,816       42,289         (973)               41,316
           Total operating expenses           34,593           3,923       38,516         (708)               37,808
           Operating income (loss)             3,880            (107)       3,773         (265)                3,508

(Note) 1.   Segment information is prepared based on the "Regulations Concerning
Consolidated Interim Financial Statements".

       2. Based on the type, quality, and similarity in sales markets for their respective products, we divide our businesses into two segments: (1) textile goods and related products and (2) others.


       3.   Core products of the respective businesses:

            Textile goods and related products:  innerwear (foundation, lingerie, nightwear and
                                                 children's innerwear),
                                                 outerwear, sportswear,
                                                 hosiery, etc.

            Others: mannequins, shop design and implementation, restaurant, culture, services, etc.

(2)   Segment Information by Location

Three months ended June 30, 2005

                                                                                             (Unit: Million Yen)
                                                                                         -------------------------------
                                                                                         Elimination or
                                         Japan      Asia      Europe/U.S.     Total        corporate        Consolidated
                                         ------     -----     -----------     ------     --------------     ------------
Sales
  (1)  Sales to outside customers        35,223     1,434        3,278        39,935             -             39,935
  (2)  Internal sales among segments        240     1,069            -         1,309        (1,309)                 -
                   Total                 35,463     2,503        3,278        41,244        (1,309)            39,935
         Total operating expenses        32,463     2,308        2,852        37,623          (875)            36,748
             Operating income             3,000       195          426         3,621          (434)             3,187

Three months ended June 30, 2004

                                                                                               (Unit: Million Yen)
                                                                                         -------------------------------
                                                                                         Elimination or
                                         Japan      Asia      Europe/U.S.     Total        corporate        Consolidated
                                         ------     -----     -----------     ------     --------------     ------------
Sales
  (1)  Sales to outside customers        37,008     1,296        3,012        41,316             -              41,316
  (2)  Internal sales among segments        206       921            -         1,127        (1,127)                  -
                   Total                 37,214     2,217        3,012        42,443        (1,127)             41,316
         Total operating expenses        34,000     2,008        2,662        38,670          (862)             37,808
             Operating income             3,214       209          350         3,773          (265)              3,508

(Note) 1.   Segment information is prepared based on the "Regulations Concerning
            Consolidated Interim Financial Statements".

       2. Major countries and areas included in the respective segments other than Japan:

            Asia: various countries of East Asia and Southeast Asia

            Europe/U.S.: the U.S. and various European countries

(3)    Overseas Sales

Three months ended June 30, 2005

                                                                     (Unit: Million Yen)
                                                                   -----------------------
                                                       Asia        Europe/U.S.      Total
                                                       -----       -----------      ------
I.     Overseas sales                                  1,434         3,278           4,712
II.    Consolidated sales                                                           39,935
III.   Ratio of overseas sales in consolidated sales     3.6%          8.2%           11.8%

Three months ended June 30, 2004

                                                                     (Unit: Million Yen)
                                                                   -----------------------
                                                       Asia        Europe/U.S.      Total
                                                       -----       -----------      ------
I.     Overseas sales                                  1,296          3,012          4,308
II.    Consolidated sales                                                           41,316
III.   Ratio of overseas sales in consolidated sales     3.1%           7.3%          10.4%

(Note) 1.   Segment information is prepared based on the "Regulations
            Concerning Consolidated Interim Financial Statements".

       2. Major countries and areas included in the respective segments other than Japan:

            Asia:  various countries of East Asia and Southeast Asia

            Europe/U.S.:  the U.S. and various European countries

                       III. Status of Production and Sales

(1)   Production Results

                                Three months                           Three months
                             Ended June 30, 2005                    Ended June 30, 2004                   Increase/Decrease
                      ---------------------------------     ---------------------------------    ----------------------------------
Segment name by
type of business        Amount       Distribution Ratio        Amount      Distribution Ratio      Amount        Distribution Ratio
-----------------     -----------    ------------------     -----------    ------------------    -----------     ------------------
                      Million Yen           %               Million Yen            %             Million Yen             %
Textile goods and       16,849              100.0              17,273              100.0            (424)              (2.5)
related products

(2)   Sales Results

                                  Three months               Three months
                               Ended June 30, 2005        Ended June 30, 2004           Increase/Decrease
                            -------------------------  -------------------------  -------------------------
Segment name by                          Distribution               Distribution               Distribution
type of business              Amount        Ratio         Amount        Ratio      Amount         Ratio
-----------------           -----------  ------------  -----------  ------------  -----------  ------------
                            Million Yen       %        Million Yen        %       Million Yen       %
          Innerwear
            Foundation         29,536         74.0       30,102         72.8          (566)          (1.9)
            and lingerie
            Nightwear           2,892          7.2        3,089          7.5          (197)          (6.4)
Textile    Children's
           underwear              526          1.3          652          1.6          (126)         (19.3)
                               ------        -----       ------        -----        ------          -----
goods and       Subtotal       32,954         82.5       33,843         81.9          (889)          (2.6)
                               ------        -----       ------        -----        ------          -----
related
products  Outerwear/Sport
          swear                 2,229          5.6        2,833          6.8          (604)         (21.3)
                               ------        -----       ------        -----        ------          -----
          Hosiery                 691          1.7          528          1.3           163           30.9
                               ------        -----       ------        -----        ------          -----
          Other textile         1,251          3.2        1,269          3.1           (18)          (1.4)
          goods and
          related products
                               ------        -----       ------        -----        ------          -----
                    Total      37,125         93.0       38,473         93.1        (1,348)          (3.5)
                               ------        -----       ------        -----        ------          -----
   Others                       2,810          7.0        2,843          6.9           (33)          (1.2)
                               ------        -----       ------        -----        ------          -----
Total                          39,935        100.0       41,316        100.0        (1,381)          (3.3)
                               ------        -----       ------        -----        ------          -----

(Reference) Recent Trend of Quarterly Business Results

Year ending March 31, 2006 (consolidated)

                                            First Quarter         Second Quarter      Third Quarter       Fourth Quarter
                                         ------------------     ------------------  -----------------     --------------
                                         First three months      First six months   First nine months
                                                ended                 ending             Ending            Year ending
                                            June 30, 2005       September 30, 2005  December 31, 2005     March 31, 2006
                                         ------------------     ------------------  -----------------     --------------
Sales                     (Million Yen)        39,935
Operating Income          (Million Yen)         3,187
Pre-tax Net Income        (Million Yen)         3,389
Net Income                (Million Yen)         2,384
Net Income Per Share              (Yen)         16.56
Diluted Net Earnings Per Share    (Yen)             -

                                             ========
Total Assets              (Million Yen)       224,749
Total Shareholders' Equity(Million Yen)       175,971

Shareholders' Equity Per Share    (Yen)      1,222.51
                                             ========

Cash Flow from (used in)
Operating Activities      (Million Yen)         1,008
Cash Flow provided by (used in)
Investing Activities      (Million Yen)         2,407
Cash Flow provided by (used in)
Financing Activities      (Million Yen)        (2,825)
Balance of Cash and Cash Equivalents at
End of Period             (Million Yen)        24,839

Year ended March 31, 2005 (consolidated)

                                            First Quarter         Second Quarter       Third Quarter      Fourth Quarter
                                         ------------------     ------------------   -----------------    --------------
                                         First three months      First six months    First nine months
                                                ended                 ended                ended             Year ended
                                            June 30, 2004       September 30, 2004   December 31, 2004    March 31, 2005
                                         ------------------     ------------------   -----------------    --------------
Sales                     (Million Yen)        41,316                 83,242              123,902              160,968
Operating Income          (Million Yen)         3,508                 11,292               13,718               11,766
Pre-tax Net Income        (Million Yen)         3,745                 11,187               14,045               12,079
Net Income                (Million Yen)         2,307                  6,495                8,188                6,790
Net Income Per Share              (Yen)         16.03                  45.12                56.88                47.17
Diluted Net Earnings Per Share    (Yen)             -                      -                    -                    -

                                             ========               ========             ========             ========
Total Assets              (Million Yen)       226,733                221,444              227,458              226,196
Total Shareholders' Equity(Million Yen)       171,657                173,661              176,866              175,746

Shareholders' Equity Per Share    (Yen)
Cash Flow from (used in)                     1,192.39               1,206.31             1,228.66             1,220.93
                                             ========               ========             ========             ========
Operating Activities      (Million Yen)            (8)                 1,317                4,324                2,045
Cash Flow provided by (used in)
Investing Activities      (Million Yen)         2,458                 (1,516)              (4,867)              (5,528)
Cash Flow provided by (used in)
Financing Activities      (Million Yen)           804                (2,676)                  574                  296
Balance of Cash and Cash Equivalents at
End of Period             (Million Yen)        30,672                 24,599               27,553               24,195